EXHIBIT INDEX

Exhibit No.	Description
99	Press release dated August 16, 2007 titled "Sonoma Valley Bancorp Declares Cash Dividend"

EXHIBIT 99

PRESS RELEASE

FOR ADDITIONAL INFORMATION:

Contact Christy Coulston,
Vice President and Marketing Director
(707) 935-3200 Ext. 260

SONOMA VALLEY BANCORP DECLARES
CASH DIVIDEND

SONOMA, California, August 16, 2007, – Sonoma Valley Bancorp Board Chairman Bob Nicholas announces that the company has declared a 30 cent ($0.30) cash dividend per share at a regularly scheduled Board meeting held August 15, 2007. The cash dividend is payable to shareholders of record August 31, 2007 and will be paid on September 14, 2007.

Chairman Nicholas said the company's growth and earnings record made the declaration possible. Sonoma Valley Bancorp, with $287 Million in assets, is headquartered in Sonoma with a branch office in Glen Ellen and the Banco de Sonoma branch in Boyes Springs.

Shares in the company are traded on the Over the Counter Bulletin Board (OTCBB) and the stock symbol is **SBNK**.

This news release may include forward-looking statements, which are not historical facts and which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward- looking statements. Management believes there are benefits to shareholders in making these statements. This forward-looking statement includes, but is not limited to, the Company's ability to enhance shareholder value. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition, discussions about risks and uncertainties are set forth from time to time in the Company's publicly available Securities and Exchange Commission filings. Sonoma Valley Bancorp undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.